UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-37361

SINA Corporation

(Registrant’s Name)

SINA Plaza, No. 8 Courtyard 10

the West Xibeiwang E. Road

Haidian District, Beijing 100193

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION

Date: November 8, 2017	By:	/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

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Attached hereto as Exhibit 99.1 and Exhibit 99.2 are press releases issued by SINA Corporation (the “Company”) regarding Results of Operations for the Third Quarter Ended September 30, 2017, issued by the Company on November 7, 2017, and Final Results for the 2017 Annual General Meeting and New Initiatives to Enhance Board and Shareholding Structure.

Exhibits

Exhibit 99.1 — Press Release regarding Results of Operations and Financial Condition for the Third Quarter Ended September 30, 2017, issued by SINA Corporation on November 7, 2017

Exhibit 99.2 — Final Results for the 2017 Annual General Meeting and New Initiatives to Enhance Board and Shareholding Structure

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